EXHIBIT 99.1

New Appointments at TeliaSonera Corporate Communications

STOCKHOLM, Sweden, Dec. 01, 2005 (PRIMEZONE) -- TeliaSonera:

- Anna Augustson is appointed Deputy Head of Corporate Communications from January 1, 2006. She was previously Deputy Head of Investor Relations.

- Martti Yrjo-Koskinen was appointed Head of Corporate Investor Relations at TeliaSonera HO from November 1. He was previously acting Head of Corporate Investor Relations.

- Thomas Campbell-Westlind was appointed Head of External Communications from November 1. His responsibilities will continue to include Public Affairs.

- Ola Palm-Kallemur is appointed Head of Public Relations from January 1. He was previously Head of Media Relations at TeliaSonera Sweden AB.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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